Exhibit 2

2018 FOURTH QUARTER RESULTS ï,§ Stock Listing Information NYSE (ADS) Ticker: CX Mexican Stock Exchange Ticker: CEMEXCPO Ratio of CEMEXCPO to CX = 10:1 ï,§ Investor Relations In the United States: + 1 877 7CX NYSE In Mexico: + 52 (81) 8888 4292 E-Mail: ir@cemex.com

Operating and financial highlights

	January - December				Fourth Quarter			
	2018	2017	% var	l-t-l % var	2018	2017	% var	l-t-l % var
Consolidated cement volume	69,390	68,221	2%		16,698	17,159	(3%)	
Consolidated ready-mix volume	53,260	51,741	3%		13,192	13,085	1%	
Consolidated aggregates volume	149,819	147,354	2%		37,226	36,931	1%	
Net sales	14,375	13,635	5%	6%	3,450	3,414	1%	4%
Gross profit	4,875	4,692	4%	5%	1,160	1,183	(2%)	2%
as % of net sales	33.9%	34.4%	(0.5pp)		33.6%	34.7%	(1.1pp)	
Operating earnings before other expenses, net	1,724	1,727	(0%)	2%	396	410	(4%)	(0%)
as % of net sales	12.0%	12.7%	(0.7pp)		11.5%	12.0%	(0.5pp)	
Controlling interest net income (loss)	543	806	(33%)		(37)	(105)	65%	
Operating EBITDA	2,558	2,574	(1%)	1%	604	625	(3%)	(0%)
as % of net sales	17.8%	18.9%	(1.1pp)		17.5%	18.3%	(0.8pp)	
Free cash flow after maintenance capital expenditures	918	1,290	(29%)		403	680	(41%)	
Free cash flow	756	1,151	(34%)		337	623	(46%)	
Total debt plus perpetual notes	10,397	11,349	(8%)		10,397	11,349	(8%)	
Earnings (loss) of continuing operations per ADS	0.35	0.41	(16%)		(0.02)	(0.07)	66%	
Fully diluted earnings (loss) of continuing operations per ADS [1]	0.35	0.41	(16%)		(0.02)	(0.07)	66%	
Average ADSs outstanding	1,542.6	1,516.8	2%		1,543.7	1,540.2	0%	
Employees	42,141	40,307	5%		42,141	40,307	5%	

This information does not include discontinued operations. Please see page 15 on this report for additional information.
Cement and aggregates volumes in thousands of metric tons. Ready-mix volumes in thousands of cubic meters.
In millions of U.S. dollars, except volumes, percentages, employees, and per-ADS amounts. Average ADSs outstanding are presented in millions.
Please refer to page 13 for end-of quarter CPO-equivalent units outstanding.
[1]For the period January-December 2018, the effect of the potential dilutive shares generates anti-dilution; therefore, there is no change between the reported basic and diluted loss per share.

Consolidated net sales in the fourth quarter of 2018 reached US$3.5 billion, representing an increase of 1%, or an increase of 4% on a like-to-like basis for the ongoing operations and adjusting for foreign exchange fluctuations, compared with the fourth quarter of 2017. The like-to-like increase was due to higher local-currency prices for our products in all of our regions, as well as higher volumes mainly in the ready-mix and aggregates businesses in Mexico and the U.S.

Cost of sales as a percentage of net sales increased by 1.1pp during the fourth quarter of 2018 compared with the same period last year, from 65.3% to 66.4%. The increase was mainly driven by higher energy costs as well as higher volumes of purchased cement and clinker.

Operating expenses as a percentage of net sales decreased by 0.4pp during the fourth quarter of 2018 compared with the same period in 2017, from 22.6% to 22.2%, mainly as a result of our cost reduction initiatives.

Operating EBITDA decreased 3% to US$604 million during the fourth quarter of 2018 compared with the same period last year or remained flat on a like-to-like basis for the ongoing operations and adjusting for foreign-exchange fluctuations. Higher contributions from the U.S. were offset by declines in the rest of our regions.

Operating EBITDA margin decreased by 0.8pp, from 18.3% in the fourth quarter of 2017 to 17.5% this quarter.

Gain (loss) on financial instruments for the quarter was a loss of US$32 million, resulting mainly from the derivatives related to the shares of GCC.

Other expenses, net, for the quarter were US$212 million, which includes severance payments and impairment of assets.

Foreign exchange results for the quarter was a gain of US$13 million, mainly due to the fluctuation of the Mexican peso versus the U.S. dollar.

Controlling interest net income (loss) was a loss of US$37 million in the fourth quarter of 2018, compared with a loss of US$105 million in the same quarter of 2017. This lower loss primarily reflects higher operating earnings, lower financial expenses, lower income tax and a positive effect in non-controlling interest net income, partially offset by higher losses from financial instruments and a negative variation in foreign exchange fluctuations.

Total debt plus perpetual notes decreased by US$239 million during the quarter.

2018 Fourth Quarter Results Page 2

Operating results

Mexico

	January - December				Fourth Quarter			
	2018	2017	% var	l-t-l % var	2018	2017	% var	l-t-l % var
Net sales	3,299	3,095	7%	9%	776	781	(1%)	5%
Operating EBITDA	1,176	1,145	3%	5%	265	277	(4%)	0%
Operating EBITDA margin	35.6%	37.0%	(1.4pp)		34.1%	35.5%	(1.4pp)	

In millions of U.S. dollars, except percentages.

Year-over-year percentage variation	Domestic gray cement		Ready-mix		Aggregates	
	January - December	Fourth Quarter	January - December	Fourth Quarter	January - December	Fourth Quarter
Volume	1%	(2%)	10%	4%	10%	4%
Price (USD)	0%	(3%)	5%	(1%)	5%	1%
Price (local currency)	3%	2%	8%	5%	8%	7%

In **Mexico**, daily volumes for both ready-mix and aggregates increased by 5%, while our daily domestic gray cement volumes remained stable during the fourth quarter of 2018, on a year-over-year basis. During the full year 2018, domestic gray cement, ready-mix and aggregates volumes increased by 1%, 10% and 10%, respectively, versus 2017. Cement volumes during the year were supported by increased demand from the formal residential and industrial-and-commercial sectors mitigated by lower infrastructure activity. Quarterly domestic gray cement prices in local currency increased by 2% year-over-year and remained flat sequentially.

In the formal residential sector, investment in mortgages for new home acquisitions continued to grow as INFONAVIT surpassed its 2018 target. In the industrial-and-commercial sector, favorable dynamics continued in tourism, office-space and manufacturing-related construction. Indicators related with the self-construction sector, such as employment levels, consumer confidence and remittance inflows remained solid during the quarter.

United States

	January - December				Fourth Quarter			
	2018	2017	% var	l-t-l % var	2018	2017	% var	l-t-l % var
Net sales	3,748	3,484	8%	9%	905	838	8%	8%
Operating EBITDA	644	604	7%	7%	168	158	6%	6%
Operating EBITDA margin	17.2%	17.3%	(0.1pp)		18.5%	18.8%	(0.3pp)	

In millions of U.S. dollars, except percentages.

Year-over-year percentage variation	Domestic gray cement		Ready-mix		Aggregates	
	January - December	Fourth Quarter	January - December	Fourth Quarter	January - December	Fourth Quarter
Volume	5%	(2%)	8%	5%	3%	1%
Price (USD)	3%	2%	2%	2%	5%	5%
Price (local currency)	3%	2%	2%	2%	5%	5%

In the **United States**, our domestic gray cement volumes declined by 2%, while ready-mix and aggregates volumes increased by 5% and 1%, respectively, during the fourth quarter of 2018 on a year-over-year basis. During the full year, domestic gray cement, ready-mix and aggregates volumes increased by 5%, 8% and 3%, respectively, on a year-over-year basis. Our cement prices during the quarter increased by 2% year-over-year and remained stable sequentially.

Our volume growth during the fourth quarter was disrupted by adverse weather conditions. Residential and infrastructure activity were the main drivers of volume growth in the fourth quarter, with year-to-date November housing starts up 5% year over year. In the industrial-and-commercial sector, construction spending is up 4% year-to-date November, with strength in offices, lodging and commercial activity. Regarding infrastructure, street-and-highway spending has continued to grow this year, up 5% year-to-date November, on the back of increased state spending on highways. Contract awards in our key states are growing in the double-digits and in excess of the national average, driven by specific state infrastructure funding initiatives.

2018 Fourth Quarter Results Page 3

Operating results

South, Central America and the Caribbean

	January - December				Fourth Quarter			
	2018	2017	% var	l-t-l % var	2018	2017	% var	l-t-l % var
Net sales	1,781	1,846	(4%)	(3%)	425	442	(4%)	(6%)
Operating EBITDA	404	473	(15%)	(14%)	93	105	(11%)	(8%)
Operating EBITDA margin	22.7%	25.6%	(2.9pp)		22.0%	23.7%	(1.7pp)	

In millions of U.S. dollars, except percentages.

Year-over-year percentage variation	Domestic gray cement		Ready-mix		Aggregates	
	January - December	Fourth Quarter	January - December	Fourth Quarter	January - December	Fourth Quarter
Volume	(2%)	(2%)	(11%)	(8%)	(11%)	(14%)
Price (USD)	1%	(1%)	(2%)	(3%)	(2%)	(1%)
Price (local currency)	3%	4%	(1%)	2%	(1%)	4%

In our **South, Central America and the Caribbean** region, our domestic gray cement volumes decreased by 2% during both the fourth quarter and the full year, versus the comparable periods of 2017. Cement volumes, on a like-to-like basis including the regional operations of TCL, declined by 2% during the fourth quarter and by 3% for the full year.

In **Colombia**, during the fourth quarter, our domestic gray cement volumes increased by 4% on a year-over-year basis, and by 7% sequentially. During the quarter, ready-mix volumes declined by 8%, on a year-over-year basis; however, they increased by 2% sequentially. For the full year, our domestic gray cement and ready-mix volumes decreased by 6% and 11%, respectively, versus 2017. Cement prices during the quarter increased 2% on a year-over-year basis and declined 1% sequentially, in local-currency terms.

Europe

	January - December				Fourth Quarter			
	2018	2017	% var	l-t-l % var	2018	2017	% var	l-t-l % var
Net sales	3,757	3,516	7%	3%	914	911	0%	5%
Operating EBITDA	363	363	(0%)	(4%)	87	99	(12%)	(8%)
Operating EBITDA margin	9.7%	10.3%	(0.6pp)		9.5%	10.9%	(1.4pp)	

In millions of U.S. dollars, except percentages.

Year-over-year percentage variation	Domestic gray cement		Ready-mix		Aggregates	
	January - December	Fourth Quarter	January - December	Fourth Quarter	January - December	Fourth Quarter
Volume	1%	(0%)	(1%)	(1%)	(0%)	4%
Price (USD)	4%	(1%)	6%	(0%)	7%	(0%)
Price (local currency)	2%	3%	3%	4%	4%	4%

In the **Europe** region, our aggregates volumes increased by 4%, while our domestic gray cement volumes remained flat and our ready-mix volumes decreased by 1% during the fourth quarter of 2018, compared with the same period in the previous year. During the full year 2018, our domestic gray cement volumes increased by 1%, while our ready-mix volumes decreased by 1% and our aggregates volumes remained flat, compared with 2017.

In the **United Kingdom**, our aggregates volumes increased by 3% while our domestic gray cement and our ready-mix volumes decreased by 6% and 4%, respectively, during the fourth quarter of 2018 versus the comparable period in the previous year. During 2018, our domestic gray cement, ready-mix and aggregates volumes decreased 4%, 5% and 1%, respectively, on a year-over-year basis. The decline in cement volume reflects continued uncertainty around Brexit.

2018 Fourth Quarter Results Page 4

Operating results

In **Spain**, our domestic gray cement, ready-mix and aggregates volumes increased by 5%, 54% and 81%, respectively, during the fourth quarter of 2018 and on a year-over-year basis. During the full year, our domestic gray cement, ready-mix and aggregates volumes increased by 4%, 34% and 39%, respectively, versus the comparable period in 2017. The increase in ready-mix and aggregates volumes reflects in part the introduction of 10 new ready-mix plants and three new aggregates quarries, respectively. Activity from the residential and industrial-and-commercial sectors continued to be favorable. The residential sector continued to benefit from favorable credit conditions, low interest rates, positive income perspectives and pent-up housing demand, with double-digit growth in both housing permits and mortgages.

In **Germany**, our domestic gray cement, ready-mix and aggregates volumes decreased by 9%, 10% and 2%, respectively, during the fourth quarter of 2018 compared with the same period in the previous year. During the full year, our domestic gray cement, ready-mix and aggregates volumes decreased by 1%, 9% and 2%, respectively, on a year-over-year basis. The decline in ready-mix volumes during the quarter reflects in part continued supply constraints in the construction industry. This also resulted in lower cement volumes supplied to our ready-mix operations.

In **Poland**, our domestic gray cement and aggregates volumes increased by 2% and 7%, respectively, while our ready-mix volumes decreased by 7% during the fourth quarter of 2018, versus the comparable period of 2017. During the full year, our domestic gray cement, ready-mix and aggregates volumes increased by 7%, 4% and 8%, respectively, on a year-over-year basis. Our cement prices in local-currency terms remained flat sequentially during the quarter and increased by 6% during the full year. The increases in cement volumes during both the quarter and full year were mainly due to our participation in large infrastructure projects including the S17 expressway and solid residential activity.

In our operations in **France**, ready-mix and aggregates volumes increased by 2% and 8%, respectively, during the fourth quarter of 2018 on a year-over-year basis. During the full year, our aggregates volumes increased by 3% while our ready-mix volumes remained flat versus 2017. Volume growth during the quarter reflects continued favorable activity in infrastructure, including the "Grand Paris" project, as well as increased demand from the industrial-and-commercial sector.

Asia, Middle East and Africa

	January - December				Fourth Quarter			
	2018	2017	% var	l-t-l % var	2018	2017	% var	l-t-l % var
Net sales	1,434	1,361	5%	7%	346	363	(5%)	(0%)
Operating EBITDA	206	223	(8%)	(6%)	42	53	(20%)	(17%)
Operating EBITDA margin	14.4%	16.4%	(2.0pp)		12.2%	14.6%	(2.4pp)	

In millions of U.S. dollars, except percentages.

Year-over-year percentage variation	Domestic gray cement		Ready-mix		Aggregates	
	January - December	Fourth Quarter	January - December	Fourth Quarter	January - December	Fourth Quarter
Volume	3%	(15%)	0%	(3%)	(2%)	(8%)
Price (USD)	4%	12%	4%	(1%)	2%	(4%)
Price (local currency)	7%	16%	4%	4%	3%	2%

Our domestic gray cement volumes in the **Asia, Middle East and Africa** region decreased by 15% during the fourth quarter but increased by 3% during the full year 2018, on a year-over-year basis.

In the **Philippines**, our domestic gray cement volumes remained flat during the fourth quarter of 2018 and increased by 7% during the full year versus the comparable periods in 2017. Cement volumes were supported by the infrastructure and residential sectors, coupled with operational and logistics debottlenecking efforts.

In **Egypt**, our domestic gray cement volumes decreased by 31% during the fourth quarter and remained flat during 2018, versus the comparable periods in the previous year. The quarterly volume decline was mainly due to weaker market demand and our focus on our most profitable markets.

In **Israel**, during the fourth quarter, our ready-mix volumes increased by 3%, while our aggregates volumes decreased by 1%, versus the comparable period of 2017. During the full year 2018, our ready-mix and aggregates volumes increased by 4% and 3%, respectively, on a year-over-year basis.

2018 Fourth Quarter Results Page 5

Operating EBITDA, free cash flow and debt-related information

Operating EBITDA and free cash flow

	January - December			Fourth Quarter		
	2018	2017	% var	2018	2017	% var
Operating earnings before other expenses, net	1,724	1,727	(0%)	396	410	(3%)
+ Depreciation and operating amortization	834	847		208	215	
Operating EBITDA	2,558	2,574	(1%)	604	625	(3%)
- Net financial expense	651	821		159	179	
- Maintenance capital expenditures	511	520		216	258	
- Change in working capital	136	(350)		(272)	(542)	
- Taxes paid	227	249		43	46	
- Other cash items (net)	115	51		55	4	
- Free cash flow discontinued operations	(1)	(6)		-	(0)	
Free cash flow after maintenance capital expenditures	918	1,290	(29%)	403	680	(41%)
- Strategic capital expenditures	162	138		66	57	
Free cash flow	756	1,151	(34%)	337	623	(46%)

In millions of U.S. dollars, except percentages.

During the quarter, free cash flow was mainly used for debt repayment. In addition, we used about US$75 million for the repurchase of CEMEX shares.

Our total debt plus perpetual notes during the quarter reflects a favorable foreign exchange conversion effect of US$53 million.

Information on debt and perpetual notes

	Fourth Quarter			Third Quarter
	2018	2017	% var	2018
Total debt [1]	9,953	10,901	(9%)	10,191
Short-term	1%	12%		1%
Long-term	99%	88%		99%
Perpetual notes	444	448	(1%)	445
Total debt plus perpetual notes	10,397	11,349	(8%)	10,636
Cash and cash equivalents	309	699	(56%)	304
Net debt plus perpetual notes	10,089	10,650	(5%)	10,332
Consolidated funded debt (CFD) [2]	9,827	9,981		10,047
CFD [2] / Operating EBITDA	3.84	3.85		3.89
Interest coverage [3]	4.41	3.46		4.33

In millions of U.S. dollars, except percentages and ratios.

	Fourth Quarter	
	2018	2017
Currency denomination		
US dollar	65%	62%
Euro	27%	30%
Mexican peso	0%	0%
Other	8%	7%
Interest rate		
Fixed	63%	68%
Variable	37%	32%

(1) Includes convertible notes and capital leases, in accordance with International Financial Reporting Standards (IFRS).
(2) Consolidated funded debt, in accordance with our contractual obligations under the 2017 Credit Agreement.
(3) Interest expense calculated in accordance with our contractual obligations under the 2017 Credit Agreement.

2018 Fourth Quarter Results Page 6

Operating results

Consolidated Income Statement & Balance Sheet

CEMEX, S.A.B. de C.V. and Subsidiaries
(Thousands of U.S. dollars, except per ADS amounts)

	January - December				Fourth Quarter			
				like-to-like				like-to-like
INCOME STATEMENT	2018	2017	% var	% var	2018	2017	% var	% var
Net sales	14,374,599	13,635,423	5%	6%	3,450,295	3,413,643	1%	4%
Cost of sales	(9,499,724)	(8,943,752)	(6%)		(2,289,817)	(2,230,217)	(3%)	
Gross profit	4,874,875	4,691,671	4%	5%	1,160,479	1,183,427	(2%)	2%
Operating expenses	(3,151,306)	(2,964,380)	(6%)		(764,732)	(773,174)	1%	
Operating earnings before other expenses, net	1,723,569	1,727,291	(0%)	2%	395,747	410,253	(4%)	(0%)
Other expenses, net	(303,074)	(202,023)	(50%)		(212,428)	(271,256)	22%	
Operating earnings	1,420,495	1,525,268	(7%)		183,319	138,997	32%	
Financial expense	(654,074)	(1,022,251)	36%		(155,618)	(218,016)	29%	
Other financial income (expense), net	4,964	191,377	(97%)		(28,322)	76,458	N/A	
Financial income	18,449	17,782	4%		4,994	4,508	11%	
Results from financial instruments, net	25,329	229,100	(89%)		(32,381)	27,339	N/A	
Foreign exchange results	17,690	(1,422)	N/A		13,479	57,889	(77%)	
Effects of net present value on assets and liabilities and others, net	(56,504)	(54,083)	(4%)		(14,414)	(13,278)	(9%)	
Equity in gain (loss) of associates	33,901	31,096	9%		13,258	10,547	26%	
Income (loss) before income tax	805,287	725,490	11%		12,637	7,986	58%	
Income tax	(231,915)	(27,552)	(742%)		(45,894)	(95,666)	52%	
Profit (loss) of continuing operations	573,371	697,938	(18%)		(33,258)	(87,680)	62%	
Discontinued operations	10,999	183,297	(94%)		(831)	16	N/A	
Consolidated net income (loss)	584,370	881,235	(34%)		(34,089)	(87,664)	61%	
Non-controlling interest net income (loss)	40,953	75,048	(45%)		2,818	17,259	(84%)	
Controlling interest net income (loss)	543,417	806,187	(33%)		(36,907)	(104,923)	65%	
Operating EBITDA	2,557,948	2,574,098	(1%)	1%	604,446	624,924	(3%)	(0%)
Earnings (loss) of continued operations per ADS	0.35	0.41	(16%)		(0.02)	(0.07)	66%	
Earnings (loss) of discontinued operations per ADS	0.01	0.12	(94%)		(0.00)	0.00	N/A	

	As of December 31		
BALANCE SHEET	2018	2017	% var
Total assets	28,123,559	28,890,101	(3%)
Cash and cash equivalents	308,784	699,288	(56%)
Trade receivables less allowance for doubtful accounts	1,488,426	1,556,625	(4%)
Other accounts receivable	312,945	252,948	24%
Inventories, net	1,081,302	959,407	13%
Assets held for sale	106,901	70,128	52%
Other current assets	124,535	98,987	26%
Current assets	3,422,893	3,637,383	(6%)
Property, machinery and equipment, net	11,421,903	11,814,756	(3%)
Other assets	13,278,763	13,437,962	(1%)
Total liabilities	16,951,419	18,181,805	(7%)
Current liabilities	4,587,916	5,714,465	(20%)
Long-term liabilities	9,265,844	9,008,776	3%
Other liabilities	3,097,658	3,458,565	(10%)
Total stockholder's equity	11,172,140	10,708,296	4%
Non-controlling interest and perpetual instruments	1,571,631	1,571,434	0%
Total controlling interest	9,600,509	9,136,862	5%

2018 Fourth Quarter Results Page 7

Operating results

Consolidated Income Statement & Balance Sheet

CEMEX, S.A.B. de C.V. and Subsidiaries
(Thousands of Mexican pesos in nominal terms, except per ADS amounts)

	January - December			Fourth Quarter		
INCOME STATEMENT	2018	2017	% var	2018	2017	% var
Net sales	276,854,785	257,436,795	8%	69,454,444	65,337,133	6%
Cost of sales	(182,964,692)	(168,858,038)	(8%)	(46,094,008)	(42,686,347)	(8%)
Gross profit	93,890,093	88,578,757	6%	23,360,436	22,650,786	3%
Operating expenses	(60,694,163)	(55,967,497)	(8%)	(15,394,049)	(14,798,552)	(4%)
Operating earnings before other expenses, net	33,195,930	32,611,260	2%	7,966,387	7,852,234	1%
Other expenses, net	(5,837,197)	(3,814,198)	(53%)	(4,276,172)	(5,191,834)	18%
Operating earnings	27,358,733	28,797,062	(5%)	3,690,216	2,660,401	39%
Financial expense	(12,597,456)	(19,300,097)	35%	(3,132,597)	(4,172,823)	25%
Other financial income (expense), net	95,607	3,613,191	(97%)	(570,127)	1,463,406	N/A
Financial income	355,325	335,726	6%	100,532	86,285	17%
Results from financial instruments, net	487,842	4,325,407	(89%)	(651,832)	523,261	N/A
Foreign exchange results	340,704	(26,848)	N/A	271,323	1,107,998	(76%)
Effects of net present value on assets and liabilities and others, net	(1,088,264)	(1,021,095)	(7%)	(290,150)	(254,139)	(14%)
Equity in gain (loss) of associates	652,937	587,099	11%	266,884	201,870	32%
Income (loss) before income tax	15,509,821	13,697,255	13%	254,376	152,853	66%
Income tax	(4,466,689)	(520,186)	(759%)	(923,850)	(1,831,045)	50%
Profit (loss) of continuing operations	11,043,132	13,177,069	(16%)	(669,474)	(1,678,192)	60%
Discontinued operations	211,832	3,460,645	(94%)	(16,738)	311	N/A
Consolidated net income (loss)	11,254,965	16,637,715	(32%)	(686,212)	(1,677,881)	59%
Non-controlling interest net income (loss)	788,758	1,416,911	(44%)	56,730	330,342	(83%)
Controlling interest net income (loss)	10,466,206	15,220,803	(31%)	(742,942)	(2,008,222)	63%
Operating EBITDA	49,266,080	48,598,971	1%	12,167,495	11,961,049	2%
Earnings (loss) of continued operations per ADS	6.69	7.81	(14%)	(0.46)	(1.29)	64%
Earnings (loss) of discontinued operations per ADS	0.14	2.28	(94%)	(0.01)	0.00	N/A

	As of December 31		
BALANCE SHEET	2018	2017	% var
Total assets	552,627,927	567,690,491	(3%)
Cash and cash equivalents	6,067,601	13,741,005	(56%)
Trade receivables less allowance for doubtful accounts	29,247,578	30,587,680	(4%)
Other accounts receivable	6,149,372	4,970,419	24%
Inventories, net	21,247,583	18,852,340	13%
Assets held for sale	2,100,603	1,378,020	52%
Other current assets	2,447,114	1,945,102	26%
Current assets	67,259,851	71,474,566	(6%)
Property, machinery and equipment, net	224,440,390	232,159,965	(3%)
Other assets	260,927,687	264,055,960	(1%)
Total liabilities	333,095,374	357,272,467	(7%)
Current liabilities	90,152,557	112,289,232	(20%)
Long-term liabilities	182,073,838	177,022,441	3%
Other liabilities	60,868,980	67,960,794	(10%)
Total stockholders' equity	219,532,553	210,418,024	4%
Non-controlling interest and perpetual instruments	30,882,548	30,878,683	0%
Total controlling interest	188,650,005	179,539,341	5%

2018 Fourth Quarter Results Page 8

Operating results

Operating Summary per Country

In thousands of U.S. dollars

NET SALES	January - December 2018	2017	% var	like-to-like % var	Fourth Quarter 2018	2017	% var	like-to-like % var
Mexico	3,299,214	3,095,431	7%	9%	775,962	780,592	(1%)	5%
U.S.A.	3,747,728	3,484,374	8%	9%	904,663	837,548	8%	8%
South, Central America and the Caribbean	1,780,878	1,846,322	(4%)	(3%)	424,709	441,896	(4%)	(6%)
Europe	3,756,507	3,515,730	7%	3%	914,094	910,897	0%	5%
Asia, Middle East and Africa	1,433,778	1,361,375	5%	7%	346,491	363,285	(5%)	(0%)
Others and intercompany eliminations	*356,495*	*332,191*	*7%*	*18%*	*84,376*	*79,426*	*6%*	*42%*
TOTAL	14,374,599	13,635,423	5%	6%	3,450,295	3,413,643	1%	4%

GROSS PROFIT	2018	2017	% var	like-to-like % var	2018	2017	% var	like-to-like % var
Mexico	1,762,343	1,671,202	5%	8%	407,924	416,902	(2%)	3%
U.S.A.	1,049,055	960,965	9%	9%	257,379	252,834	2%	1%
South, Central America and the Caribbean	644,689	698,623	(8%)	(7%)	155,072	162,300	(4%)	(2%)
Europe	978,769	939,111	4%	1%	238,180	254,060	(6%)	(2%)
Asia, Middle East and Africa	386,139	397,024	(3%)	(0%)	83,924	96,743	(13%)	(9%)
Others and intercompany eliminations	*53,880*	*24,747*	*118%*	*172%*	*18,001*	*589*	*2957%*	*4252%*
TOTAL	4,874,875	4,691,671	4%	5%	1,160,479	1,183,427	(2%)	2%

OPERATING EARNINGS BEFORE OTHER EXPENSES, NET	2018	2017	% var	like-to-like % var	2018	2017	% var	like-to-like % var
Mexico	1,062,172	1,026,644	3%	5%	236,597	247,451	(4%)	0%
U.S.A.	336,015	276,463	22%	22%	91,889	81,225	13%	12%
South, Central America and the Caribbean	315,115	382,639	(18%)	(17%)	70,457	81,075	(13%)	(10%)
Europe	160,885	165,484	(3%)	(6%)	37,839	46,117	(18%)	(14%)
Asia, Middle East and Africa	142,187	160,613	(11%)	(10%)	26,373	37,092	(29%)	(26%)
Others and intercompany eliminations	*(292,805)*	*(284,552)*	*(3%)*	*2%*	*(67,408)*	*(82,707)*	*18%*	*14%*
TOTAL	1,723,569	1,727,291	(0%)	2%	395,747	410,253	(4%)	(0%)

2018 Fourth Quarter Results Page 9

Operating results

Operating Summary per Country

EBITDA in thousands of U.S. dollars. EBITDA margin as a percentage of net sales.

	January - December				Fourth Quarter			
OPERATING EBITDA	2018	2017	% var	like-to-like % var	2018	2017	% var	like-to-like % var
Mexico	1,176,087	1,145,330	3%	5%	264,799	276,753	(4%)	0%
U.S.A.	643,746	604,308	7%	7%	167,507	157,640	6%	6%
South, Central America and the Caribbean	403,882	472,809	(15%)	(14%)	93,256	104,829	(11%)	(8%)
Europe	362,565	362,706	(0%)	(4%)	87,003	98,946	(12%)	(8%)
Asia, Middle East and Africa	205,794	222,786	(8%)	(6%)	42,311	53,074	(20%)	(17%)
Others and intercompany eliminations	*(234,126)*	*(233,841)*	*(0%)*	*6%*	*(50,430)*	*(66,318)*	*24%*	*19%*
TOTAL	2,557,948	2,574,098	(1%)	1%	604,446	624,924	(3%)	(0%)

OPERATING EBITDA MARGIN	2018	2017	2018	2017
Mexico	35.6%	37.0%	34.1%	35.5%
U.S.A.	17.2%	17.3%	18.5%	18.8%
South, Central America and the Caribbean	22.7%	25.6%	22.0%	23.7%
Europe	9.7%	10.3%	9.5%	10.9%
Asia, Middle East and Africa	14.4%	16.4%	12.2%	14.6%
TOTAL	17.8%	18.9%	17.5%	18.3%

2018 Fourth Quarter Results Page 10

Operating results

Volume Summary

Consolidated volume summary

Cement and aggregates: Thousands of metric tons.

Ready-mix: Thousands of cubic meters.

	January - December			Fourth Quarter		
	2018	2017	% var	2018	2017	% var
Consolidated cement volume [1]	69,390	68,221	2%	16,698	17,159	(3%)
Consolidated ready-mix volume	53,260	51,741	3%	13,192	13,085	1%
Consolidated aggregates volume	149,819	147,354	2%	37,226	36,931	1%

Per-country volume summary

DOMESTIC GRAY CEMENT VOLUME	January - December 2018 vs. 2017	Fourth Quarter 2018 vs. 2017	Fourth Quarter 2018 vs. Third Quarter 2018
Mexico	1%	(2%)	(3%)
U.S.A.	5%	(2%)	(13%)
South, Central America and the Caribbean	(2%)	(2%)	(0%)
Europe	1%	(0%)	(11%)
Asia, Middle East and Africa	3%	(15%)	(20%)

READY-MIX VOLUME			
Mexico	10%	4%	(8%)
U.S.A.	8%	5%	(8%)
South, Central America and the Caribbean	(11%)	(8%)	(0%)
Europe	(1%)	(1%)	(7%)
Asia, Middle East and Africa	0%	(3%)	6%

AGGREGATES VOLUME			
Mexico	10%	4%	(6%)
U.S.A.	3%	1%	(7%)
South, Central America and the Caribbean	(11%)	(14%)	(5%)
Europe	(0%)	4%	(7%)
Asia, Middle East and Africa	(2%)	(8%)	(2%)

[1] Consolidated cement volume includes domestic and export volume of gray cement, white cement, special cement, mortar and clinker.

2018 Fourth Quarter Results Page 11

Operating results

Price Summary

Variation in U.S. dollars

DOMESTIC GRAY CEMENT PRICE	January - December 2018 vs. 2017	Fourth Quarter 2018 vs. 2017	Fourth Quarter 2018 vs. Third Quarter 2018
Mexico	0%	(3%)	(6%)
U.S.A.	3%	2%	(0%)
South, Central America and the Caribbean (*)	1%	(1%)	(4%)
Europe (*)	4%	(1%)	(1%)
Asia, Middle East and Africa (*)	4%	12%	7%

READY-MIX PRICE			
Mexico	5%	(1%)	(6%)
U.S.A.	2%	2%	(1%)
South, Central America and the Caribbean (*)	(2%)	(3%)	(5%)
Europe (*)	6%	(0%)	(0%)
Asia, Middle East and Africa (*)	4%	(1%)	(1%)

AGGREGATES PRICE			
Mexico	5%	1%	(8%)
U.S.A.	5%	5%	0%
South, Central America and the Caribbean (*)	(2%)	(1%)	(6%)
Europe (*)	7%	(0%)	(2%)
Asia, Middle East and Africa (*)	2%	(4%)	(7%)

Variation in Local Currency

DOMESTIC GRAY CEMENT PRICE	January - December 2018 vs. 2017	Fourth Quarter 2018 vs. 2017	Fourth Quarter 2018 vs. Third Quarter 2018
Mexico	3%	2%	0%
U.S.A.	3%	2%	(0%)
South, Central America and the Caribbean (*)	3%	4%	(1%)
Europe (*)	2%	3%	2%
Asia, Middle East and Africa (*)	7%	16%	6%

READY-MIX PRICE			
Mexico	8%	5%	1%
U.S.A.	2%	2%	(1%)
South, Central America and the Caribbean (*)	(1%)	2%	0%
Europe (*)	3%	4%	2%
Asia, Middle East and Africa (*)	4%	4%	1%

AGGREGATES PRICE			
Mexico	8%	7%	(1%)
U.S.A.	5%	5%	0%
South, Central America and the Caribbean (*)	(1%)	4%	(1%)
Europe (*)	4%	4%	1%
Asia, Middle East and Africa (*)	3%	2%	(5%)

(*) Volume weighted-average price.

2018 Fourth Quarter Results

Page 12

Other information

Derivative instruments

The following table shows the notional amount for each type of derivative instrument and the aggregate fair market value for all of CEMEX's derivative instruments as of the last day of each quarter presented.

Millions of U.S. dollars	Fourth Quarter 2018 Notional Amount	Fourth Quarter 2018 Fair Value	Fourth Quarter 2017 Notional Amount	Fourth Quarter 2017 Fair Value	Third Quarter 2018 Notional Amount	Third Quarter 2018 Fair Value
Exchange rate derivatives(1)	1,249	2	1,541	50	1244	(33)
Equity related derivatives(2)(5)	111	1	168	(13)	111	23
Interest rate swaps(3)	1,126	(8)	137	16	1,132	12
Fuel derivatives(4)	122	(14)	72	20	47	13
	2,608	(19)	1,918	73	2,534	15

(1) *Exchange rate derivatives are used to manage currency exposures that arise from the regular operations and from forecasted transactions.*

(2) *Equity derivatives related to options on the Parent Company's own shares and to forwards, net of cash collateral, over the shares of Grupo Cementos de Chihuahua, S.A.B. de C.V.*

(3) *As of December 31, 2017, includes interest-rate swap derivatives related to our long-term energy contracts. In addition, as of December 31, 2018, includes interest-rate swap instruments related to bank loans with a nominal amount of US$1,000 million.*

(4) *Forward contracts negotiated to hedge the price of the fuel consumed in certain operations.*

(5) *As required by IFRS, the equity related derivatives fair market value as of December 31, 2018 and 2017 includes a liability of US$1 million and of US$20 million, respectively, relating to an embedded derivative in CEMEX's mandatorily convertible securities.*

Under IFRS, companies are required to recognize all derivative financial instruments on the balance sheet as assets or liabilities, at their estimated fair market value, with changes in such fair market values recorded in the income statement, except when transactions are entered into for cash-flow-hedging purposes, in which case changes in the fair market value of the related derivative instruments are recognized temporarily in equity and then reclassified into earnings as the inverse effects of the underlying hedged items flow through the income statement, and/or transactions related to net investment hedges, in which case changes in fair value are recorded directly in equity as part of the currency translation effect, and are reclassified to the income statement only upon disposal of the net investment. As of December 31, 2018, in connection with the fair market value recognition of its derivatives portfolio, CEMEX recognized increases in its assets and liabilities resulting in a net liability of US$19 million, including a liability of US$1 million corresponding to an embedded derivative related to our mandatorily convertible securities, which according to our debt agreements, is presented net of the assets associated with the derivative instruments.

Equity-related information

One CEMEX ADS represents ten CEMEX CPOs. The following amounts are expressed in CPO terms.

Beginning-of-quarter CPO-equivalent units outstanding	15,134,376,635
CPO Repurchases	(153,603,753)
End-of-quarter CPO-equivalent units outstanding	14,980,772,882

Outstanding units equal total CEMEX CPO-equivalent units less CPOs held in subsidiaries, which as of December 31, 2018 were 20,541,277.

CEMEX also has outstanding mandatorily convertible securities which, upon conversion in 2019, will increase the number of CPOs outstanding by approximately 236 million, subject to antidilution adjustments.

Newly issued IFRS effective in 2018

IFRS 9, Financial instruments: classification and measurement ("IFRS 9")

IFRS 9 sets forth the guidance relating to the classification and measurement of financial assets and liabilities, the accounting for expected credit losses of financial assets and commitments to extend credits, as well as the requirements for hedge accounting; and replaced IAS 39, Financial instruments: recognition and measurement ("IAS 39"). IFRS 9 was adopted beginning January 1, 2018 on prospective basis. Among other aspects, IFRS 9 implemented the classification categories for financial assets of: 1) amortized cost, that significantly comprised IAS39 held to maturity and loans and receivables categories; 2) fair value through other comprehensive income, similar to IAS 39 held to maturity category; and 3) fair value through the income statement for all others. The adoption of such classification categories did not have any significant effect on CEMEX's operating results and financial situation.

In addition, under the new impairment model based on expected credit losses, impairment losses for the entire lifetime of financial assets, including trade accounts receivable, are recognized on initial recognition, even in the absence of a credit event or if the loss has not yet been incurred, considering for their measurement past events and current conditions, as well as reasonable and supportable forecasts affecting collectability. In this regard, CEMEX implemented an expected credit loss model applicable to its trade accounts receivable that considers the historical performance, as well as the credit risk and expected developments for each group of customers. The effects for adoption of IFRS 9 on January 1, 2018 related to the expected credit loss model represented an increase in the allowance for expected credit losses as of January 1, 2018 of $570 million Mexican pesos recognized against retained earnings, net of deferred income taxes.

In connection with hedge accounting, IFRS 9 maintains the same hedging accounting categories of cash flow hedge, fair value hedge and hedge of a net investment established in IAS 39, as well as the requirement of recognizing the ineffective portion of a cash flow hedge immediately in the income statement. Nonetheless, the requirements to qualify a hedging transaction are more flexible. The adoption of the new hedging accounting requirements did not have any significant effect on CEMEX's operating results and financial situation.

2018 Fourth Quarter Results Page 13

Other information

IFRS 15, Revenues from contracts with customers ("IFRS 15")

Under IFRS 15, an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services, identifying: a) the contract(s) with a customer (agreement that creates enforceable rights and obligations); b) the different performance obligations (promises) in the contract and account for those separately; c) the transaction price (amount of consideration an entity expects to be entitled in exchange for transferring promised goods or services); d) the distribution of the transaction price to each performance obligation based on the relative stand-alone selling prices of each distinct good or service; and e) recognizing revenue when (or as) the entity satisfies a performance obligation by transferring control of a promised good or service to the customer. A performance obligation may be satisfied at a point in time (typically for the sale of goods) or over time (typically for the sale of services and construction contracts). CEMEX adopted IFRS 15 on January 1, 2018, using the retrospective approach, without any significant effects on its operating results and financial situation.

Among other minor effects, the main changes under IFRS 15 as they apply to CEMEX referred to: a) certain rebates and/or discounts offered to customers in a sale transaction that are redeemable by the customer in a subsequent purchase transaction now are considered separate performance obligations, rather than future costs, and a portion of the sale price of such transaction is allocated to these promises and is deferred to revenue until the promise is redeemed or expires; and b) awards (points) offered to customers through their purchases under loyalty programs that are later redeemable for goods or services, also represent separate performance obligations, rather than future costs, and a portion of the sale price of such transactions is allocated to these points and is deferred to revenue until the points are redeemed or expire. These reclassifications and adjustments were not material.

Considering the retrospective approach, the adoption of IFRS 15 modified certain amounts of the comparative financial statements for the year ended December 31, 2017, as follows:

SELECTED INFORMATION
INCOME STATEMENT

(Millions of Mexican pesos)	Jan-Dec	Fourth Quarter
Revenues, original	258,130.7	65,536.2
IFRS 15 adoption	(7.0)	(0.1)
Discontinued operations reclassification	(686.9)	(199.0)
Revenues, as reported	257,436.8	65,337.1

Newly issued IFRS effective in 2019

IFRS 16, Leases ("IFRS 16")

IFRS 16 defines leases as any contract or part of a contract that conveys to the lessee the right to use an asset for a period of time in exchange for consideration and the lessee directs the use of the identified asset throughout that period. In summary, IFRS 16 introduces a single lessee accounting model, and requires a lessee to recognize, for all leases with a term of more than 12 months, unless the underlying asset is of low value, assets for the right-of-use of the underlying asset against a corresponding financial liability, representing the NPV of estimated lease payments under the contract, with a single income statement model in which a lessee recognizes amortization of the right-of-use asset and interest on the lease liability. A lessee shall present either in the statement of financial position, or disclose in the notes, right-of-use assets separately from other assets, as well as, lease liabilities separately from other liabilities. IFRS 16 is effective beginning January 1, 2019 and will supersede all current standards and interpretations related to lease accounting.

As of December 31, 2018, by means of analyses of its outstanding lease contracts and other contracts that may have embedded the use of an asset and the assessment of the most relevant characteristics of such contracts (types of assets, committed payments, maturity dates, renewal clauses, etc.), CEMEX has substantially concluded the inventory and measurement of its leases for purposes of adopting IFRS 16 and is in its final review. Moreover, CEMEX has defined its accounting policy under IFRS 16 and will apply the recognition exception for short-term leases and low-value assets, as well as the practical expedient to not separate the non-lease component from the lease component included in the same contract. CEMEX will adopt IFRS 16 using the full retrospective approach pursuant to which prior periods will be restated. CEMEX does not expect any breach of its contractual obligations (financial restrictions) due to the adoption effects. Upon adoption of IFRS 16 beginning on January 1, 2019, CEMEX has estimated a range for its opening statement of financial position effects as of January 1, 2017, as follows:

(Millions of U.S. dollars)	Low range	High range
Assets for the right-of-use	920	942
Financial liabilities	(1,030)	(1,060)
Retained earnings	(110)	(118)

Share repurchase program

On November 27th, 2018, CEMEX initiated its share repurchase program as per the resolutions approved in its 2017 annual general ordinary shareholders meeting held on April 5, 2018. As of December 31st, 2018, a total of 153,603,753 CPOs were repurchased at an average price of approximately $9.90 Mexican pesos per CPO, for a total amount of $1,520 million Mexican pesos (US$75 million).

It is being proposed to our shareholders that these repurchased shares be cancelled at our next ordinary shareholders meeting.

2018 Fourth Quarter Results Page 14

Other information

Discontinued operations and other disposal groups

Discontinued operations

On September 27, 2018, after receiving the corresponding authorizations by local authorities, CEMEX concluded the disposal of its construction materials operations in Brazil to Votorantim Cimentos N/NE S.A., comprised mainly of a fluvial cement distribution terminal located in Manaus, Amazonas state and its operating license. The selling price was approximately US$31 million including working capital adjustments and before withholding taxes. CEMEX's operations for its operating segment in Brazil for the period from January 1 to September 27, 2018 and the year 2017 are reported net of tax in the single line item "Discontinued operations" and include in 2018 withholding taxes and the reclassification of currency translation results accrued in equity.

On June 30, 2017, CEMEX announced that after approval from regulators, one of its subsidiaries in the U.S. closed the divestment of its Pacific Northwest Materials Business consisting of aggregates, asphalt and ready-mix concrete operations in Oregon and Washington to Cadman Materials, Inc., part of Lehigh Hanson, Inc. and the U.S. subsidiary of HeidelbergCement Group, for approximately US$150 million. Considering the disposal of the entire Pacific Northwest Materials Business, its operations for the six-month period until their disposal on June 30, 2017, included in CEMEX's comparative income statements for the year ended December 31, 2017 were reclassified net of tax to the single line item "Discontinued operations."

On January 31, 2017, CEMEX concluded the sale of its Concrete Reinforced Pipe Manufacturing Business ("Concrete Pipe Business") in the United States to Quikrete Holdings, Inc. for approximately US$500 million plus an additional US$40 million contingent consideration based on future performance. Considering the disposal of the entire Concrete Pipe Business, their operations for the one-month period ended January 31, 2017, included in CEMEX's comparative income statements for the year ended December 31, 2017 were reclassified net of tax to the single line item "Discontinued operations." CEMEX determined a net gain on disposal of these assets for approximately US$148 million recognized during January 2017 as part of discontinued operations, which included a proportional allocation of goodwill for approximately US$260 million.

The following table presents condensed combined information of the income statements of CEMEX discontinued operations mainly: a) the operating segment in Brazil for the period from January 1 to September 27, 2018 and the year 2017; b) the Concrete Pipe Business for the one-month period ended January 31, 2017; and c) the Pacific Northwest Materials Business for the six-month period ended June 30, 2017:

INCOME STATEMENT	Jan-Dec		Fourth Quarter	
(Millions of Mexican pesos)	2018	2017	2018	2017
Sales	503	2,235	-	199
Cost of sales and operating	(495)	(2,257)	-	(194)
Other expenses, net	(1)	14	-	-
Interest expense, net and others	(5)	-	-	-
Income (loss) before income tax	2	(8)	-	5
Income tax	(6)	(1)	-	-
Net income (loss)	(4)	(9)	-	5
Non-controlling interest net income	-	-	-	-
Controlling interest net income	(4)	(9)	-	5
Net gain on sale	216	3,470	(17)	(5)
Discontinued operations	212	3,461	(17)	0

Other disposal groups

Other disposal groups do not represent the disposal of an entire sector or line of business and, due to the remaining ongoing activities and the relative size, are not considered discontinued operations and were consolidated by CEMEX line-by-line in the income statement until the disposal date. The main disposal groups are as follows:

On February 10, 2017, CEMEX concluded the sale of its Fairborn, Ohio cement plant and cement terminal in Columbus, Ohio to Eagle Materials Inc. for approximately US$400 million. The Fairborn plant had an annual production capacity of approximately 730 thousand tons. CEMEX's comparative income statement for the year ended December 31, 2017, includes the operations of the Fairborn cement plant and the Columbus cement terminal consolidated line-by-line for the period from January 1 until their disposal in February 10, 2017. CEMEX determined a net gain on disposal of these assets for approximately US$188 million recognized during February 2017 as part of Other expenses, net, which included a proportional allocation of goodwill for approximately US$211 million.

The net assets sold to Eagle Materials for the period in 2017 until their disposal in February 10, represent net sales and operating earnings before other expenses of US$4 million and US$1 million, respectively.

2018 Fourth Quarter Results Page 15

Definitions of terms and disclosures

Methodology for translation, consolidation, and presentation of results

Under IFRS, beginning January 1, 2008, CEMEX translates the financial statements of foreign subsidiaries using exchange rates at the reporting date for the balance sheet and the exchange rates at the end of each month for the income statement. CEMEX reports its consolidated results in Mexican pesos.

For the reader's convenience, beginning June 30, 2008, U.S. dollar amounts for the consolidated entity are calculated by converting the nominal Mexican peso amounts at the end of each quarter using the average MXN/US$ exchange rate for each quarter, provided below.

Breakdown of regions

The South, Central America and the Caribbean region includes CEMEX's operations in Argentina, Bahamas, Brazil, Colombia, Costa Rica, the Dominican Republic, El Salvador, Guatemala, Haiti, Jamaica, Trinidad & Tobago, Barbados, Nicaragua, Panama, Peru, and Puerto Rico, as well as trading operations in the Caribbean region.

Europe includes operations in Spain, Croatia, the Czech Republic, France, Germany, Latvia, Poland, and the United Kingdom, as well as trading operations in several Nordic countries.

The Asia, Middle East and Africa region includes operations in the United Arab Emirates, Egypt, Israel and the Philippines.

Definition of terms

Free cash flow equals operating EBITDA minus net interest expense, maintenance and strategic capital expenditures, change in working capital, taxes paid, and other cash items (net other expenses less proceeds from the disposal of obsolete and/or substantially depleted operating fixed assets that are no longer in operation and coupon payments on our perpetual notes).

l-t-l % var percentage variations adjusted for investments/divestments and currency fluctuations.

Maintenance capital expenditures equals investments incurred for the purpose of ensuring the company's operational continuity. These include capital expenditures on projects required to replace obsolete assets or maintain current operational levels, and mandatory capital expenditures, which are projects required to comply with governmental regulations or company policies.

Net debt equals total debt (debt plus convertible bonds and financial leases) minus cash and cash equivalents.

Operating EBITDA equals operating earnings before other expenses, net, plus depreciation and operating amortization.

pp equals percentage points

Prices all references to pricing initiatives, price increases or decreases, refer to our prices for our products

Strategic capital expenditures equals investments incurred with the purpose of increasing the company's profitability. These include capital expenditures on projects designed to increase profitability by expanding capacity, and margin improvement capital expenditures, which are projects designed to increase profitability by reducing costs.

Working capital equals operating accounts receivable (including other current assets received as payment in kind) plus historical inventories minus operating payables.

% var percentage variation

Earnings per ADS

Please refer to page 2 for the number of average ADSs outstanding used for the calculation of earnings per ADS.

According to the IAS 33 Earnings per share, the weighted-average number of common shares outstanding is determined considering the number of days during the accounting period in which the shares have been outstanding, including shares derived from corporate events that have modified the stockholder's equity structure during the period, such as increases in the number of shares by a public offering and the distribution of shares from stock dividends or recapitalizations of retained earnings and the potential diluted shares (Stock options, Restricted Stock Options and Mandatory Convertible Shares). The shares issued because of share dividends, recapitalizations and potential diluted shares are considered as issued at the beginning of the period.

Exchange rates	January - December		Fourth Quarter		Fourth Quarter	
	2018	2017	2018	2017	2018	2017
	Average	Average	Average	Average	End of period	End of period
Mexican peso	19.26	18.88	20.13	19.14	19.65	19.65
Euro	0.8483	0.8817	0.8773	0.8452	0.8727	0.8331
British pound	0.7521	0.7707	0.7844	0.7478	0.7843	0.7405

Amounts provided in units of local currency per U.S. dollar.

2018 Fourth Quarter Results Page 16